February 3, 2006


Via Facsimile (650) 849-7400 and US Mail

John T. McKenna
Cooley Goodward LLP
Five Palo Alto Square,
3000 El Camino Real
Palo Alto, California 94306-2155

	Re:	Nvidia Corporation
Schedule TO-I filed January 19, 2006
      File No. 5-56649

Dear Mr. McKenna:

      We have reviewed the above-referenced filing and have the following comments:
General
1. We note that you are incorporating the financial information required by Item 1010(a) and (b) of Regulation M-A from your periodic reports. It does not, however, appear that you have provided all of the summary financial data required by Instruction 6 to Item 10 of Schedule T-O. For instance, we are unable to locate a Ratio of Earnings to Fixed Charges as required by Item 1010(c)(4). Please provide the omitted disclosure.
Determination of Validity, page 8
2. We note your statement "we may waive any or all of the conditions of the Offer for all Eligible Participants." Please clarify that if you waive a condition for one participant you will waive the condition for all participants.

Conditions of the Offer, page 10
3. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Circular 230 Disclaimer, page 19

4. Please delete the disclaimer. Investors are entitled to rely on the disclosure in the document.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers
and Acquisitions
February 3, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE